SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated

financial statements at
March 31, 2024
and report on review

Report on review of interim
consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at March 31, 2024 and the related interim consolidated income statement, comprehensive income, changes in equity and cash flows for the quarter then ended, and notes, comprising a summary of material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above is not prepared, in all material respects, in accordance with IAS 34.

São Paulo, May 15, 2024

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Sergio Eduardo Zamora Contador CRC 1SP168728/O-4

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

AMBEV S.A.

CONTENTS

INTERIM CONSOLIDATED BALANCE SHEET	2
INTERIM CONSOLIDATED INCOME STATEMENT	4
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	5
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	6
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS	8
1. CORPORATE INFORMATION	9
2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS	10
3. SUMMARY OF MATERIAL ACCOUNTING POLICIES	12
4. USE OF ESTIMATES AND JUDGMENTS	13
5. CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES	14
6. INVENTORY	14
7. RECOVERABLE TAXES	15
8. INCOME TAX AND SOCIAL CONTRIBUTION	16
9. PROPERTY, PLANT AND EQUIPMENT	20
10. GOODWILL	22
11. TRADE PAYABLES	22
12. INTEREST-BEARING LOANS AND BORROWINGS	23
13. PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS	24
14. CHANGES IN EQUITY	27
15. SEGMENT REPORTING	31
16. NET SALES	34
17. OTHER OPERATING INCOME/(EXPENSES)	34
18. EXCEPTIONAL ITEMS	34
19. FINANCE RESULT	35
20. SHARE-BASED PAYMENTS	36
21. FINANCIAL INSTRUMENTS AND RISKS	38
22. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	46
23. RELATED PARTIES	47
24. EVENTS AFTER THE REPORTING PERIOD	51

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais unless otherwise stated

Assets	Note	03/31/2024	12/31/2023

Cash and cash equivalents	5.1	12,844,524	16,059,003
Investment securities	5.2	1,077,190	277,164
Trade receivables		5,260,569	5,741,457
Derivative financial instruments	21	281,974	378,049
Inventories	6	10,698,373	9,619,022
Recoverable taxes	7	3,161,071	3,435,688
Other assets		1,351,310	1,052,667
Current assets		34,675,011	36,563,050

Investment securities	5.2	244,767	242,168
Derivative financial instruments	21	-	1,673
Recoverable taxes	7	11,458,144	11,325,096
Deferred tax assets	8.1	8,206,059	7,969,592
Other assets		1,183,074	1,520,701
Employee benefits		59,585	57,261
Long term assets		21,151,629	21,116,491

Investments in associates and joint ventures		296,046	289,063
Property, plant and equipment	9	27,626,093	26,630,156
Intangible		10,699,872	10,041,733
Goodwill	10	39,368,150	38,003,640

Non-current assets		99,141,790	96,081,083

Total assets		133,816,801	132,644,133

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	03/31/2024	12/31/2023

Trade payables	11	21,848,439	23,195,101
Derivative financial instruments	21	408,133	751,362
Interest-bearing loans and borrowings	12	1,646,816	1,298,091
Wages and salaries		1,678,889	2,128,547
Dividends and interest on shareholders’ equity payable		1,523,102	1,526,151
Income tax and social contribution payable		1,311,479	1,340,492
Taxes and contributions payable		3,856,107	6,236,626
Other liabilities, including put option granted on subsidiaries	1.2.1	2,126,605	4,110,138
Provisions	13	512,253	418,389
Current liabilities		34,911,823	41,004,897

Trade payables	11	319,473	307,300
Derivative financial instruments	21	-	11,643
Interest-bearing loans and borrowings	12	2,170,614	2,202,975
Deferred tax liabilities	8.1	3,718,607	3,318,448
Income tax and social contribution payable		1,443,700	1,487,125
Taxes and contributions payable		536,776	513,315
Other liabilities, including put option granted on subsidiaries		834,551	1,083,221
Provisions	13	485,428	559,614
Employee benefits		2,019,113	2,011,793
Non-current liabilities		11,528,262	11,495,434

Total liabilities		46,440,085	52,500,331

Equity	14
Issued capital		58,226,036	58,177,929
Reserves		98,694,726	98,669,404
Carrying value adjustments		(76,859,207)	(77,878,043)
Retained earnings/(losses)		6,532,773	-
Equity attributable to the equity holders of Ambev		86,594,328	78,969,290
Non-controlling interests		782,388	1,174,512
Total equity		87,376,716	80,143,802

Total equity and liabilities		133,816,801	132,644,133

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the periods ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Note	2024	2023

Net sales	16	20,276,297	20,531,743
Cost of sales		(10,058,994)	(10,131,684)
Gross profit		10,217,303	10,400,059

Distribution expenses		(2,691,010)	(2,916,696)
Commercial expenses		(1,884,524)	(1,741,300)
Administrative expenses		(1,332,368)	(1,305,552)
Other operating income/(expenses)	17	593,029	481,076
Exceptional items	18	(17,569)	(27,889)
Income from operations		4,884,861	4,889,698

Finance expenses	19	(1,012,469)	(1,454,719)
Finance income	19	640,466	734,304
Exchange differences, net	19	(33,941)	(277,447)
Net finance result (i)		(405,944)	(997,862)

Share of results of associates and joint ventures		(3,570)	(14,172)
Income before income tax		4,475,347	3,877,664

Income tax expense	8.2	(671,165)	(58,415)
Net income		3,804,182	3,819,249

Attributable to:
Equity holders of Ambev		3,700,276	3,699,575
Non-controlling interest		103,906	119,674

Basic earnings per share – common – R$		0.2350	0.2350
Diluted earnings per share – common – R$		0.2336	0.2335

(i) As detailed in note 19 – Net finance result, the Company changed the split between financial result lines, including for comparative purposes.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the periods ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	2024	2023

Net income	3,804,182	3,819,249

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge – put option granted on subsidiaries	(37,671)	65,667
Gains/losses on translation of other foreign operations	991,063	(2,027,761)
Gains/losses on translation of foreign operations	953,392	(1,962,094)

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	(517,115)	(12,952)
Reclassified from equity (Hedge reserve) and included in profit or loss	84,949	(93,916)
Total cash flow hedge	(432,166)	(106,868)

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	1,415	4,616

Other comprehensive (loss)/income	522,641	(2,064,346)

Total comprehensive (loss)/income	4,326,823	1,754,903

Attributable to:
Equity holders of Ambev	4,202,655	1,655,897
Non-controlling interest	124,168	99,006

The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in note 8 –Income tax and social contribution.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the periods ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2023	58,130,517	55,339,694	36,906,900	-	(68,421,478)	81,955,633	1,372,194	83,327,827

Net Income	-	-	-	3,699,575	-	3,699,575	119,674	3,819,249

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	(1,941,515)	(1,941,515)	(20,579)	(1,962,094)
Cash flow hedges	-		-	-	(106,869)	(106,869)	1	(106,868)
Actuarial gains/(losses)	-		-	-	4,706	4,706	(90)	4,616
Total comprehensive income	-	-	-	3,699,575	(2,043,678)	1,655,897	99,006	1,754,903
Capital increase (note 14)	47,412	(32,869)	-	-	-	14,543	-	14,543
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,269,900	-	1,269,900	3,115	1,273,015
Options granted on subsidiaries	-	-	-	-	4,700	4,700	-	4,700
Gains/(losses) of controlling interest	-	-	-	-	(44)	(44)	-	(44)
Dividends paid	-	-	-	-	-	-	(37,039)	(37,039)
Purchases of shares, results from treasury shares and share-based payments	-	98,962	-	-	-	98,962	-	98,962
At March 31, 2023	58,177,929	55,405,787	36,906,900	4,969,475	(70,460,500)	84,999,591	1,437,276	86,436,867

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the periods ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2024	58,177,929	55,479,564	43,189,840	-	(77,878,043)	78,969,290	1,174,512	80,143,802

Net Income	-	-	-	3,700,276	-	3,700,276	103,906	3,804,182

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	933,680	933,680	19,712	953,392
Cash flow hedges	-		-	-	(432,721)	(432,721)	555	(432,166)
Actuarial gains/(losses)	-		-	-	1,420	1,420	(5)	1,415
Total comprehensive income	-	-	-	3,700,276	502,379	4,202,655	124,168	4,326,823
Capital increase (note 14)	48,107	-	-	-	-	48,107	-	48,107
Effect of application of IAS 29 (hyperinflation)	-	-	-	2,811,677	-	2,811,677	6,006	2,817,683
Gains/(losses) of controlling interest (i)	-	1,958	-	-	516,457	518,415	(518,430)	(15)
Dividends paid	-	-	-	-	-	-	(4,212)	(4,212)
Purchases of shares, results from treasury shares and share-based payments	-	23,364	-	-	-	23,364	344	23,708
Prescribed/(complementary) dividends	-	-	-	20,820	-	20,820	-	20,820
At March 31, 2024	58,226,036	55,504,886	43,189,840	6,532,773	(76,859,207)	86,594,328	782,388	87,376,716

(i) Amount of R$518.415 refers to renegotiation of shareholders agreement from Tenedora, as described in note 1.2.1.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the periods ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Note	2024	2023

Net income		3,804,182	3,819,249
Depreciation, amortization and impairment		1,632,327	1,526,837
Impairment losses on receivables and inventory		94,980	109,423
Additions/(reversals) in provisions and employee benefits		55,773	24,013
Net finance costs	19	405,944	997,862
Losses/(gains) on sale of property, plant and equipment and intangible assets		(20,683)	(28,077)
Share-based payment expenses	20	101,290	77,166
Income tax expense	8	671,165	58,415
Share of results of associates and joint ventures		3,570	14,172
Hedge operations results		106,992	(104,828)
Cash flow from operating activities before changes in working capital and use of provisions		6,855,540	6,494,232

(Increase)/decrease in trade and other receivables		86,776	(256,344)
(Increase)/decrease in inventories		(991,534)	(496,438)
Increase/(decrease) in trade and other payables		(3,064,768)	(4,092,002)
Cash generated from operations		2,886,014	1,649,448

Interest paid		(143,791)	(140,669)
Interest received		390,817	163,908
Dividends received		6,664	4,949
Income tax paid		(2,421,505)	(2,253,903)
Cash flow from operating activities		718,199	(576,267)

Proceeds from sales of property, plant and equipment and intangible assets		36,217	23,830
Acquisitions of property, plant and equipment and intangible assets		(1,015,895)	(1,152,953)
Acquisitions of subsidiaries, net of cash acquired		(278)	-
Capital increase in associates and subsidiaries		-	(6,519)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		(799,676)	54,915
Cash flow from investing activities		(1,779,632)	(1,080,727)

Capital increase		17,486	14,543
Proceeds/(buyback) treasury shares		(76,223)	(4,851)
Acquisitions of non-controlling interest	1.2.1	(1,714,029)	-
Proceeds from borrowings		412,891	45,448
Repayment of borrowings		(63,306)	(77,233)
Cash net of finance costs other than interests		(546,087)	(727,330)
Lease Payments		(321,235)	(228,732)
Dividends and interest on shareholders’ equity paid		(11,599)	(38,175)
Cash flow from financing activities		(2,302,102)	(1,016,330)

Net increase/(decrease) in cash and cash equivalents		(3,363,535)	(2,673,324)
Cash and cash equivalents less bank overdrafts at the beginning of the year		16,059,003	14,852,092
Effect of exchange rate fluctuations on cash and cash equivalents		149,056	(121,775)
Cash and cash equivalents less bank overdrafts at the end of the year		12,844,524	12,056,993

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

1.1 Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo - SP, Brazil, has as its social purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Group portfolio includes several own brands, like Brahma®, Skol®, Antarctica®, Original®, Colorado®, Bohemia®, Serramalte®, Quilmes®, Patagonia®, Guaraná Antarctica®, Beats® among others, and licensed brands, like Budweiser®, Corona®, Stella Artois®, Spaten® Beck’s® and Mike’s®.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”), under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”).

1.2 Major corporate events in the three-month period ended March 31, 2024

1.2.1 Exercise the put option under the Tenedora Shareholders' Agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. At December 31, 2023, ELJ was the owner of 15% of Tenedora’s shares, and its put option was divided into two tranches: (i) Tranche A, corresponding to 12.11% of Tenedora’s shares and (ii) Tranche B, corresponding to 2.89% remaining. On January 31, 2024, ELJ exercised the Tranche A put option to sell to Ambev, in accordance with the Shareholders' Agreement. The instrument was settled through: (i) a cash disbursement of R$1,704 million; and (ii) the offset of ELJ's debt held by the Group in the amount of R$335 million. As the transaction has been concluded, Ambev Group now holds a 97.11% stake in Tenedora, with the remaining 2.89% held by ELJ and object of put option to sell, exercisable starting in 2026 (Tranche B). The Company, on the other hand, has a call option over Tranche B shares to be exercised starting in 2029.The assumptions used for these options are described in note 21 – Financial Instruments and risks (Item 21.3.1).

AMBEV S.A.

2.	BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The consolidated interim financial statements on March 31, 2024 have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB®”).

The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and are disclosed with relevant information and changes in the period, without the level of detail in certain accompanying notes previously disclosed, avoiding repetition which, in Management's opinion, provides an understanding of the Company's equity position and performance during the interim period. Therefore, the consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS®”) issued by the IASB®.

To avoid duplication of disclosures which are included in the annual consolidated financial statements, the following notes below are not disclosed:

(a)	Payroll and related benefits (Note 9 of annual financial statements);
(b)	Additional information on operating expenses by nature (note 10 of annual financial statements);
(c)	Earnings per share (note 12 of annual financial statements);
(d)	Intangibles (note 17 of annual financial statements);
(e)	Impairment of non-financial assets (note 16 of annual financial statements)
(f)	Trade receivables (note 20 of annual financial statements); and
(g)	Employee benefits (note 24 of annual financial statements);

In addition, the material accounting policies presented in the respective accompanying notes are not disclosed in these interim consolidated financial statements. The following notes are not in the same level of detail presented in the consolidated annual financial statements, for the year ended December 31, 2023:

(a)	Summary of material accounting policies (note 3 of annual financial statements);
(b)	Use of estimates and judgments (note 4 of annual financial statements);
(c)	Income tax and social contribution (note 13 of annual financial statements);
(d)	Goodwill (note 15 of annual financial statements);
(e)	Changes in equity (note 22 of annual financial statements);
(f)	Interest-bearing loans and borrowings (note 23 of annual financial statements);
(g)	Share-based payments (note 25 of annual financial statements);
(h)	Provisions, contingent liabilities and contingent asset (note 27 of annual financial statements);
(i)	Financial instruments and risks (note 28 of annual financial statements); and
(j)	Related parties (note 30).

In preparing the consolidated financial statements, management uses judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. The relevant estimates and judgments are disclosed in note 4 - Use of estimates and judgments.

AMBEV S.A.

The interim consolidated financial statements were approved, in their final form, by the Board of Directors on May 07, 2024.

2.1 Functional and presentation currency

The functional and presentation currency of the Company consolidated financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the financial statements are presented in millions of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest million.

Foreign currency transactions are accounted for at the exchange rates prevailing as at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated using the balance sheet date rate. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing as at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies stated at fair value are translated at the exchange rate in force as at the date on which the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

Assets and liabilities of subsidiaries located abroad are translated at the foreign exchange rates prevailing at the balance sheet date, while amounts from the income statement and cash flow are translated at the average exchange rate for the year, and changes in equity are translated at the historical exchange rate of each transaction. Translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Carrying value adjustments.

In the consolidation process, exchange differences arising from the translation of equity in foreign operations and borrowing and other currency instruments designated as net investment hedges are recognized in Carrying value adjustments, an equity reserve, and included in Other comprehensive income.

Even when recorded in the acquiring entity, the goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the foreign exchange rate at the balance sheet date.

AMBEV S.A.

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s consolidated financial statements are as follow:

			Closing rate		Average rate
Currency	Name	Country	03/31/2024	12/31/2023	03/31/2024	03/31/2023

CAD	Canadian Dollar	Canada	3.6814	3.6536	3.6626	3.8259
DOP	Dominican Peso	Dominican Republic	0.0843	0.0831	0.0838	0.0920
USD	US Dollar	Panamá and Cuba	4.9962	4.8413	4.9238	5.1736
GTQ	Quetzal	Guatemala	0.6421	0.6189	0.6308	0.6603
ARS	Argentinean Peso	Argentina	0.0058	0.0060	0.0058	0.0277
BOB	Bolivian Peso	Bolivia	0.7178	0.6956	0.7074	0.7433
PYG	Guarani	Paraguay	0.0007	0.0007	0.0007	0.0007
UYU	Uruguayan Peso	Uruguay	0.1330	0.1241	0.1260	0.1320
CLP	Chilean Peso	Chile	0.0051	0.0055	0.0053	0.0062
BBD	Barbadian Dollar	Barbados	2.4629	2.3866	2.4272	2.5504

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent in all the years presented. There were no changes in the accounting policies and calculation methods used for the interim consolidated financial statements as at March 31, 2024 compared to those presented in the consolidated financial statements for the years ended December 31, 2023.

3.1 Recently issued IFRS

The changes in standards and new standards, which became effective in 2024 are not applicable or did not have any material impact in these consolidated financial statements. Below are the main changes in accounting standards which, in management's opinion, could possibly have an impact on subsequent disclosures:

(i)	In December 2021, the Organisation for Economic Cooperation and Development ("OECD"), as part of the Inclusive Framework on Base Erosion and Profit Shifting ("BEPS") project, released the Pillar Two model rules (or Global Anti-Base Erosion Model Rules - GloBE), aiming at a common approach to international corporate taxation, in order to ensure that multinational economic groups within the scope of these rules calculate taxes on profit at a minimum effective rate of 15% in each country where they operate. These rules will have to be approved locally in each country that adheres to the proposal, via applicable legislation, some of which have already promulgated new laws or are in the process of discussing and approving them. In May 2023, the IASB® issued scope changes to IAS 12 – Income Taxes to allow a temporary exemption in accounting for deferred income taxes arising from promulgated or substantially promulgated legislation implementing OECD Pillar Two, an exemption which has been adopted by the Group. In the Group's case, the Pillar Two Rules are effective in 2024 in some jurisdictions and no material impacts have been identified in the interim financial statements as of March 31, 2024, and currently there is no expectation that there will be a material impact on subsequent financial statements.

AMBEV S.A.
(ii)	On May 25, 2023, the IASB® published amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, which establish new disclosure requirements for financing transactions with suppliers, the so-called "drawn risk". These requirements must be adopted by companies that adhere to the IFRS® as of 2024, but no additional presentation is required in the interim financial statements in the first year of adoption. The Company is evaluating the impacts of these changes, even though these transactions are not material to the Group, as disclosed in note 11 – Trade payables.

(iii)	In August 2023, the IASB® issued amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates. The modifications implemented will require the application of a consistent approach when assessing whether a currency can be exchanged for another currency and, when it cannot, determining the exchange rate to be used, and the related disclosures. The Company is evaluating the impacts of these standards, the adoption of which is required for fiscal years beginning on January 1, 2025.

Is not expected that these changes have a significant impact in the interim consolidated financial statements of the entity. In addition, there are no other standards, standard changes or IFRIC interpretations that still haven’t been in force and that may have a material impact in entity’s consolidated financial statements. In addition, the company has not adopted any standards in advance.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim consolidated financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments relating to the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

The accounting policy which reflects significant estimates and judgments used in the preparation of these interim consolidated financial statements for the three-month period ended March 31,2024 have not changed from those valid on December 31, 2023.

AMBEV S.A.

5.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

5.1 Cash and equivalents

	03/31/2024	12/31/2023

Cash	230,627	267,077
Current bank accounts	5,516,948	6,818,336
Short-term bank deposits (i)	7,096,949	8,973,590
Cash and cash equivalents	12,844,524	16,059,003

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), of high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance include the amount of R$4,042 million as at March 31, 2024 (R$3,768 million in 2023), which is not freely transferable to the parent company due to remittance restrictions in Cuba and Argentina, although available for use in the local operations of the subsidiaries in question.

5.2 Investment securities

	03/31/2024	12/31/2023

Financial assets at fair value through profit or loss	1,077,190	277,164
Current investment securities	1,077,190	277,164

Investment on debt securities (i)	244,767	242,168
Non-current investment securities	244,767	242,168

Total	1,321,957	519,332

(i) The balance refers substantially to financial investments linked to tax incentives that do not have immediate convertibility into a known amount of cash.

6.	INVENTORY

	03/31/2024	12/31/2023

Finished goods	3,657,488	2,990,337
Work in progress	833,340	826,520
Raw materials and consumables	5,086,425	4,599,874
Spare parts and others	863,784	806,867
Prepayments	385,052	537,871
Impairment losses	(127,716)	(142,447)
	10,698,373	9,619,022

The changes in impairment losses on inventory are as follows:

	03/31/2024	12/31/2022
Beginning balance	(142,447)	(160,173)
Effects of movements in foreign exchange in the balance sheet	(509)	12,932
Provisions	(70,573)	(262,884)
Write-offs	85,813	267,678
Final balance	(127,716)	(142,447)

AMBEV S.A.

7.	RECOVERABLE TAXES
	03/31/2024	12/31/2023
PIS/COFINS exclusion of ICMS (i)	120,504	219,010
PIS/COFINS	181,796	170,426
ICMS	422,117	426,936
IPI	116,379	112,541
Income tax and social contributions	2,259,717	2,436,614
Other	60,558	70,161
Current	3,161,071	3,435,688

PIS/COFINS exclusion of ICMS (i)	6,684,378	6,490,398
ICMS	427,897	436,508
Income tax and social contributions	4,103,259	4,087,032
Other	242,610	311,158
Non-current	11,458,144	11,325,096

Total	14,619,215	14,760,784

(i) Over the last few years, and as disclosed in the respective annual financial statements, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS, including in the form of tax substitution, from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS – exclusion of ICMS, according to the table above.

AMBEV S.A.
8.	INCOME TAX AND SOCIAL CONTRIBUTION

8.1 Deferred income tax and social contribution

The details of the amount of deferred income tax and social contribution by type of temporary difference are as follows:

	03/31/2024			12/31/2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	7,957	-	7,957	8,231	-	8,231
Intangible	-	(1,632,761)	(1,632,761)	-	(1,369,738)	(1,369,738)
Employee benefits	741,216	-	741,216	856,512	-	856,512
Trade payables	2,835,992	(2,641)	2,833,351	2,843,806	(3,281)	2,840,525
Trade receivables	34,553	(4,326)	30,227	43,807	(7,002)	36,805
Derivatives	31,174	(44,246)	(13,072)	31,091	(77,210)	(46,119)
Interest-bearing loans and borrowings	7,671	-	7,671	7,518	-	7,518
Inventories	309,129	(110,044)	199,085	268,589	(59,561)	209,028
Property, plant and equipment	936,273	(2,187,439)	(1,251,166)	714,218	(1,837,179)	(1,122,961)
Withholding tax on undistributed profits and royalties	-	(1,539,189)	(1,539,189)	-	(1,385,500)	(1,385,500)
Investments in associates and joint ventures	-	(383,678)	(383,678)	-	(383,678)	(383,678)
Interest on shareholders’ equity	292,192	-	292,192	-	-	-
Losses carried forward	4,343,336	-	4,343,336	4,383,261	-	4,383,261
Provisions	1,140,928	(16,410)	1,124,518	1,026,343	(4,637)	1,021,706
Complement of income tax of foreign subsidiaries due in Brazil	-	(30,891)	(30,891)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	6,348	(21,160)	(14,812)	14,484	(19,679)	(5,195)
ICMS on the assessment bases of PIS/COFINS	-	(75,989)	(75,989)	-	(228,510)	(228,510)
Other items	293,100	(443,643)	(150,543)	266,340	(437,081)	(170,741)
Gross deferred tax assets/(liabilities)	10,979,869	(6,492,417)	4,487,452	10,464,200	(5,813,056)	4,651,144
Netting by taxable entity	(2,773,810)	2,773,810	-	(2,494,608)	2,494,608	-
Net deferred tax assets/(liabilities)	8,206,059	(3,718,607)	4,487,452	7,969,592	(3,318,448)	4,651,144

Among the deferred tax assets on tax losses carried forward, the tax authorities unilaterally offset in tax proceedings the total amount of R$268,602, which is equivalent to R$790,005 in tax losses basis. Such proceedings are classified as having a possible likelihood of loss.

AMBEV S.A.

8.1.1 Realization of deferred taxes

As at March 31, 2024 the deferred tax assets and liabilities are expected to be utilized/settled, as follows:

	03/31/2024
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	7,957	7,957
Intangible	(1,267)	(1,631,494)	(1,632,761)
Employee benefits	67,866	673,350	741,216
Trade payables	(198,473)	3,031,824	2,833,351
Trade receivables	22,876	7,351	30,227
Derivatives	(15,159)	2,087	(13,072)
Interest-bearing loans and borrowings	205	7,466	7,671
Inventories	278,801	(79,716)	199,085
Property, plant and equipment	(3,911)	(1,247,255)	(1,251,166)
Withholding tax on undistributed profits and royalties	-	(1,539,189)	(1,539,189)
Investments in associates and joint ventures	-	(383,678)	(383,678)
Interest on shareholders’ equity	292,192	-	292,192
Provisions	556,092	568,426	1,124,518
Complement of income tax of foreign subsidiaries due in Brazil	(30,891)	-	(30,891)
Impact of the adoption of IFRS 16 (Leases)	-	(14,812)	(14,812)
ICMS on the assessment bases of PIS/COFINS	-	(75,989)	(75,989)
Other items	92,726	(243,269)	(150,543)
Total	1,061,057	(916,941)	144,116

Deferred tax related to tax losses	03/31/2024
2025	378,171
2026	1,509,387
2027	1,150,411
2028 to 2030	888,348
2031 onward (i)	417,019
Total	4,343,336

(i) There is no expectation of realization beyond a term of ten years.

8.1.2 The net change of deferred taxes

The net change in deferred income tax and social contribution is detailed as follows:

AMBEV S.A.

At December 31, 2023	4,651,144
Recognition of actuarial gains/(losses)	(29)
Investment hedge – put option granted on subsidiaries	19,406
Cash flow hedge – gains/(losses)	(95,237)
Gains/(losses) on translation of other foreign operations	(11,988)
Recognized in other comprehensive income	(87,848)
Recognized in the income statement	331,997
Changes directly in the balance sheet	(407,841)
Recognized in deferred tax	(379,330)
Effect of application of IAS 29 (hyperinflation)	(379,330)
Recognized in other balance sheet group	(28,511)
At March 31, 2024	4,487,452

8.1.3 Deferred tax asset related to tax losses

As of March 31, 2024, besides the tax credits related to tax losses effectively recognized in the amounts disclosed above, other tax credits related to accumulated tax losses in the amount of R$671,127 (R$669,024 in 2023) - which are equivalent, in value basis, to R$2,531,665 at March 31, 2024 (R$2,521,047 in December 31, 2023) - were not recorded, since their realization is not probable in currently Management evaluation.

8.2 Income tax and social contribution

Income taxes reported in the income statement are analyzed as follows:

	03/31/2024	03/31/2023
Income tax expense – current	(1,003,162)	(849,957)

Deferred tax expense on temporary differences	371,922	584,944
Deferred tax on tax loss carryforward movements in the current period	(39,925)	206,598
Total deferred tax (expense)/income	331,997	791,542

Total income tax expenses	(671,165)	(58,415)

AMBEV S.A.

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	03/31/2024	03/31/2023
Profit before tax	4,475,347	3,877,664
Adjustment on a taxable basis
Others non-taxable income	(130,623)	(150,431)
Government grants related to sales taxes	-	(682,700)
Share of results of associates and joint ventures	3,570	14,172
Non-deductible expenses	6,915	16,227
Foreign profit calculation	(12,003)	146,413
	4,343,206	3,221,345
Aggregated weighted nominal tax rate	30.13%	30.32%
Taxes payable – nominal rate	(1,308,690)	(976,608)
Adjustment on tax expense
Income tax incentives	248,539	27,957
Deductible interest on shareholders’ equity	285,113	856,682
Tax savings from goodwill amortization	896	4,289
Withholding income tax	(105,180)	(57,556)
Recognition/(write-off) of deferred charges on tax losses	78,295	(9,841)
Effect of application of IAS 29 (hyperinflation)	52,292	(120,591)
Others with reduced taxation	77,570	217,253
Income tax and social contribution expense	(671,165)	(58,415)
Effective tax rate	15.00%	1.51%

The main events that impacted the effective tax rate for the period were:

•	Government grants for sales taxes: Related to regional incentives and economic development policies, these are related primarily to local production, contributing to economic and social impact, and, when reinvested, are not subject to income tax and social contribution, which explains the impact on the effective tax rate. Any amounts described under this heading are usually impacted by fluctuations in the volume, price and any eventual increases in state VAT (“ICMS”), reflected in other operating income or net sales depending on its nature. Since January 2024, the government subsidy amounts relating to sales taxes have no more been deducted from the taxable base, due to the implementation of Federal Law No. 14.789/24. The amounts relating to tax incentives are duly allocated to the profit reserve each year, in accordance with item (14.3.1) "Tax incentives" of note 14 – Changes in equity.

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

•	Income tax incentive: refers to income tax incentives granted by the Federal Government to promote regional development in some areas of the North and Northeast of the country. These incentives are recorded in the income statement on an accrual basis and allocated to the tax incentive reserves account, in accordance with item (14.3.1) "Tax incentives" of note 14 – Changes in equity.

•	Withholding income tax: The amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The recorded values in 2024 are mainly related to withholding tax on dividends distributed in 2024 and the exchange rate variation of the deferred income tax related to subsidiary profits undistributed.

AMBEV S.A.
•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on shareholders’ equity, which amount is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes. On December 29, 2023, Law 14.789/23 was enacted, effective as of January 1, 2024, limiting, as from that date, the equity accounts that must be used in the JCP calculation.

•	Effect of application of IAS 29 (hyperinflation): our subsidiary in Argentina, for operating in a hyperinflationary economy, is subject to monetary correction of non-financial assets and liabilities, equity and income statement, which, at times, reflects in the consolidated effective tax rate and implies variation between periods.

AMBEV S.A.

9.	PROPERTY, PLANT AND EQUIPMENT

	03/31/2024	12/31/2023
Property, plant and equipment	24,685,993	23,662,728
Right of use assets	2,940,100	2,967,428
	27,626,093	26,630,156

9.1 Changes in the carrying amount of property, plant, and equipment

									Carrying amount
	At December 31, 2022	Effects of movements in foreign exchange in the balance sheet	Effects of application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Land and buildings	9,698,425	(1,485,238)	663,123	44,741	(481,587)	(3,738)	800,535	9,236,261	14,287,840	(5,051,579)
Plant and equipment	11,589,556	(1,726,730)	779,390	1,230,174	(3,533,364)	(39,135)	2,488,955	10,788,846	39,509,056	(28,720,210)
Fixtures and fittings	1,323,571	(193,404)	86,460	56,419	(541,605)	(13,471)	373,702	1,091,672	7,074,126	(5,982,454)
Under construction	4,349,748	(311,718)	120,197	3,283,918	-	(3,391)	(4,892,805)	2,545,949	2,545,949	-
	26,961,300	(3,717,090)	1,649,170	4,615,252	(4,556,556)	(59,735)	(1,229,613)	23,662,728	63,416,971	(39,754,243)

									Carrying amount
	At December 31, 2023	Effects of movements in foreign exchange in the balance sheet	Effects of application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At March 31, 2024	Acquisition cost	Depreciation
Land and buildings	9,236,261	(9,589)	514,980	1,750	(117,007)	(10,061)	130,466	9,746,800	15,023,563	(5,276,763)
Plant and equipment	10,788,846	5,694	576,922	229,186	(915,085)	(2,945)	393,096	11,075,714	42,076,197	(31,000,483)
Fixtures and fittings	1,091,672	1,223	42,588	3,622	(132,457)	(2,840)	43,427	1,047,235	7,421,179	(6,373,944)
Under construction	2,545,949	8,024	76,205	754,869	-	-	(568,803)	2,816,244	2,816,244	-
	23,662,728	5,352	1,210,695	989,427	(1,164,549)	(15,846)	(1,814)	24,685,993	67,337,183	(42,651,190)

AMBEV S.A.

9.2 Changes in the carrying amount of right-of-use assets

									Carrying amount
	At December 31, 2022	Effects of movements in foreign exchange in the balance sheet	Effects of application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Buildings	1,350,836	(49,482)	11,951	343,028	(451,693)	(30,532)	(1,842)	1,172,266	2,925,946	(1,753,680)
Machinery, vehicles and others	1,743,554	(32,731)	15,496	1,313,799	(773,939)	(475,532)	4,515	1,795,162	3,534,476	(1,739,314)
Total	3,094,390	(82,213)	27,447	1,656,827	(1,225,632)	(506,064)	2,673	2,967,428	6,460,422	(3,492,994)

									Carrying amount
	At December 31, 2023	Effects of movements in foreign exchange in the balance sheet	Effects of application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	At March 31, 2024	Acquisition cost	Depreciation
Buildings	1,172,266	5,658	4,574	63,238	(97,492)	(7,294)	260	1,141,210	2,996,441	(1,855,231)
Machinery, vehicles and others	1,795,162	2,737	10,559	210,186	(219,149)	(308)	(297)	1,798,890	3,762,611	(1,963,721)
Total	2,967,428	8,395	15,133	273,424	(316,641)	(7,602)	(37)	2,940,100	6,759,052	(3,818,952)

AMBEV S.A.

10.	GOODWILL

	03/31/2024	12/31/2023

Balance at the end of the previous year	38,003,640	40,594,038
Effects of movements in foreign exchange in the balance sheet	208,947	(4,067,916)
Effect of application of IAS 29 (hyperinflation)	1,155,563	1,481,136
Acquisitions, (write-offs) and disposal through business combinations	-	(3,618)
Balance at the end of the year	39,368,150	38,003,640

Impairment testing

The impairment test is performed annually considering the most accurate estimates calculated by Management. There are no indications of impairment until March 31, 2024.

11.	TRADE PAYABLES

	03/31/2024	12/31/2023

Trade payables	19,994,474	21,278,615
Related parties (note 23)	1,853,965	1,916,486
Current	21,848,439	23,195,101

Trade payables	113,458	107,386
Related parties (note 23)	206,015	199,914
Non-current	319,473	307,300

Total	22,167,912	23,502,401

The present value adjustment recorded for trade payables, at March 31, 2024 is R$265 million (R$308 million at December 31, 2023).

The subsidiaries in Argentina, Chile, Paraguay and Panama have discount transactions for invoices with endorsement (trade payables securitization) with vendors in the amount of R$143 million at March 31, 2024 (R$159 million at December 31, 2023). In general, abovementioned discount transactions occur by legal impositions existing in these jurisdictions. These transactions maintain commercial characteristics since there are no change in previously established conditions (amount, terms, and counterpart) and its vendor’s choice to carry out the anticipation of its receivables with the Company. Therefore, these operations do not result in any additional obligations for the Company.

AMBEV S.A.

12.	INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2024	12/31/2023

Secured bank loans	420,224	14,938
Other secured loans	127,365	136,269
Lease liabilities	1,099,227	1,146,884
Current liabilities	1,646,816	1,298,091

Secured bank loans	96,940	111,628
Other secured loans	266,798	279,401
Lease liabilities	1,806,876	1,811,946
Non-current liabilities	2,170,614	2,202,975

Total	3,817,430	3,501,066

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule is disclosed in note 21 - Financial instruments and risks.

12.1 Contractual clauses (Covenants)

In the three-month period ended March 31, 2024, as well as at December 31, 2023 and until the date of issue of these interim consolidated financial statements there were no events of default, breach of covenant clauses or significant contractual changes that would result in changes to the payment terms of loan and financing contracts.

12.2 Leasing contracts for term and discount rate

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the weighted average of rates applied:

Rate %
Lease Term	03/31/2024
2024 - 2027	11.18%
2028 - 2035	11.85%

AMBEV S.A.

13.	PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. The assessment of the prognosis of loss, carried out by the Company with the support of its legal advisors, considers the probability of the position of the Company and its subsidiaries being accepted at the end of the process, considering the applicable legislation, the case law on the subject and the existing evidence. Due to their nature, these processes involve inherent uncertainties, including, but not limited to, decisions by courts and tribunals, agreements between the parties involved and governmental actions and, as a result, management cannot, at this stage, estimate the exact time taken to resolve these issues.

13.1 Provision

The Company and some of its subsidiaries are involved in lawsuits, mainly of a tax, civil and labor nature, which are considered probable of loss, and which are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. Processes are considered with a probable likelihood of loss when there is consolidated or binding case law unfavorable to the thesis defended by the Company and its subsidiaries, or, in the case of a factual or evidentiary discussion, when the Company and its subsidiaries do not have the necessary and sufficient evidence to prove the right alleged.

13.1.1 Main lawsuits with a probable likelihood of loss:

Sales taxes: in Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

Labor: the Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

Civil: the Company and its subsidiaries are involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

AMBEV S.A.

13.1.2 Provision changes

	Taxes on sales	Labor	Civil	Other taxes (i)	Restructuring	Total

Saldo em 31 de dezembro de 2022	246,948	132,101	335,934	192,929	11,797	919,709
Effect of changes in foreign exchange rates	-	(2,774)	(35,824)	(6,283)	(506)	(45,387)
Additions	135,768	247,769	234,556	75,635	3,190	696,918
Provisions consumed	(27,321)	(181,662)	(121,944)	(40,777)	(11,211)	(382,915)
Provisions reversed	(73,223)	(45,497)	(72,545)	(19,057)	-	(210,322)
Saldo em 31 de dezembro de 2023	282,172	149,937	340,177	202,447	3,270	978,003
Effect of changes in foreign exchange rates	-	94	(427)	1,374	33	1,074
Additions	50,049	47,310	15,508	6,624	10,303	129,794
Provisions consumed	(1,261)	(38,729)	(9,033)	(352)	(8,765)	(58,140)
Provisions reversed	(44,749)	(5,600)	(1,479)	(1,222)	-	(53,050)
Saldo em 31 de março de 2024	286,211	153,012	344,746	208,871	4,841	997,681

(i) Other taxes refer to provisions for lawsuits concerning taxes unrelated to income taxation. The uncertain tax treatments related to taxes on profits with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

13.1.3 Expected settlement

	03/31/2024			12/31/2023
	Current	Non-current	Total	Current	Non-current	Total

Provision for disputes and litigation
Taxes on sales	186,184	100,027	286,211	113,652	168,520	282,172
Labor	69,657	83,355	153,012	67,248	82,689	149,937
Civil	228,640	116,106	344,746	226,736	113,441	340,177
Other taxes	22,931	185,940	208,871	7,483	194,964	202,447
Total provision for disputes and litigation	507,412	485,428	992,840	415,119	559,614	974,733

Restructuring	4,841	-	4,841	3,270	-	3,270

Total provisions	512,253	485,428	997,681	418,389	559,614	978,003

The expected settlement of provisions was based on management’s best estimate in conjunction with their internal and external legal advisors at the interim balance sheet date.

AMBEV S.A.

13.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial discussions with fiscal authorities in Brazil related to certain fiscal positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions of last instance, considering the regular compliance with tax laws, case law, and evidence produced, aligned with IFRIC 23. The Company also has tax actions related to other taxes, which involve risk of a possible loss, according to management's assessment. To these uncertain tax treatments and possible contingencies there are no recorded provisions, due to the assessment carried out. The composition and estimates are as following:

	03/31/2024	12/31/2023

Income tax and social contribution	64,147,794	63,620,985
Value-added and excise taxes	26,355,727	26,761,034
PIS and COFINS	3,458,189	3,496,221
Others	1,635,873	1,679,407
	95,597,583	95,557,647

Contingencies with a remote risk of loss are not disclosed, as the possibility of any settlement is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, disclosed as guarantee for civil, labor and tax execution or to enable resources of labor nature.

13.2.1 Main contingencies with a possible risk of loss

The changes in the amount of contingencies reported relate mainly to the increase resulting from monetary restatement. In addition, the main process classified with a possible loss probability, which changed in the quarter, is summarized in the table below, along with their respective estimated values involved in the cases.

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main process	03/31/2024	12/31/2023
1

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due to the suspension of finished products between its units. The cases are being challenged at both the administrative and judicial levels.

In January 2024, Ambev received a partially favorable decision from the Upper Administrative Court reducing 98% of the amount alleged to be owed by Ambev in this case, corresponding to approximately R$916 million. Ambev filed an appeal at the judicial level against the unfavorable portion of the decision.

In the judicial sphere, the first decision obtained in a case on this subject was rendered in July 2022, the decision was unfavorable to Ambev, and it filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.

Ambev estimates that the updated amount classified as a possible loss involved in these proceedings, as of March 31, 2024, is approximately R$855 million (R$1.8 billion as of December 31, 2023).

		855	1,824

AMBEV S.A.

14.	CHANGES IN EQUITY

14.1 Issued capital

At March 31, 2024, the authorized share capital, fully subscribed and paid-in, in the amount of R$58,226,036 (R$58,177,929 in 2023) in the amount of 15,757,657 common shares (15,753,833 in 2023) book entry, nominative, without nominal value, thus distributed:

	03/31/2024		03/31/2023
Shareholder	Weighted (i)%		Weighted (i)%
Interbrew International B.V.	8,441,666	53.57%	8,441,896	53.59%
Ambrew S.A.R.L.	1,287,671	8.17%	1,287,671	8.17%
Fundação Zerrenner	1,609,987	10.22%	1,609,987	10.22%
Market	4,408,320	27.98%	4,406,420	27.97%
Treasury	10,013	0.06%	7,859	0.05%
	15,757,657	100.00%	15,753,833	100.00%

	03/31/2024		03/31/2023
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,753,833	58,177,929	15,750,217	58,130,517
Capital increase (i)	3,824	48,107	3,616	47,412
Final balance	15,757,657	58,226,036	15,753,833	58,177,929

(i) Capital increase related to the issue of shares.

14.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2023	(1,073,506)	53,662,811	700,898	2,049,491	55,339,694
Capital increase	-	-	-	(32,869)	(32,869)
Purchases of shares, results of treasury shares and share-based payments	8,151	-	-	90,811	98,962
At March 31, 2023	(1,065,355)	53,662,811	700,898	2,107,433	55,405,787

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2024	(1,011,949)	53,662,811	700,898	2,127,804	55,479,564
Gains/(losses) on participations	-	-	-	1,958	1,958
Purchases of shares, results of treasury shares and share-based payments	(71,519)	-	-	94,883	23,364
At March 31, 2024	(1,083,468)	53,662,811	700,898	2,224,645	55,504,886

AMBEV S.A.

14.2.1 Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the result of treasury shares related to gains and losses on share-based payment transactions and others. The changes in treasury shares are as follows:

	Acquisition/realization of shares		Result of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2023	8,482	(131,877)	(941,629)	(1,073,506)
Changes during the year	(623)	9,814	(1,663)	8,151
At March 31, 2023	7,859	(122,063)	(943,292)	(1,065,355)

	Acquisition/realization of shares		Result of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2024	4,384	(63,095)	(948,854)	(1,011,949)
Changes during the year	5,629	(70,843)	(676)	(71,519)
At March 31, 2024	10,013	(133,938)	(949,530)	(1,083,468)

14.2.2 Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company. The share-based payment reserve recorded a charge of R$104,504 on March 31, 2024 (R$77,166 at March 31, 2023) (note 20 – Share-based payments).

14.3 Net income reserves

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2023	22,055,901	4,456	14,846,543	36,906,900
At March 31, 2023	22,055,901	4,456	14,846,543	36,906,900

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2024	25,786,098	4,456	17,399,286	43,189,840
At March 31, 2024	25,786,098	4,456	17,399,286	43,189,840

There was no change in net income reserves in the first quarter of 2023 and 2024.

14.3.1 Tax incentives

The Company recognizes annually in its equity, in the net income reserves line, the tax incentives regarding tax benefits at the government subsidies for the current year.

In general, these incentives are related to industrial development programs that aim to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods and use and reductions are set out under the respective state normative acts, and when conditions for obtaining these grants exist, they are under Company’s control. The treatment of incentives complies with the provisions of current federal, state and municipal legislation, in particular set by Complementary Federal Law 160/2017 and by Convênio CONFAZ 190/2017. For the purposes of constituting the Tax Incentives reserve, the state tax incentives related to sales taxes are recognized as government subsidies for investments. in line with the interpretation of the Superior Court of Justice manifested mainly in the judgment of ERESP No. 1.517.492/PR, as well as in the judgment of Theme No. 1.182 and of the Federal Supreme Court, according to the manifestations expressed in the judgment of Theme 843.

AMBEV S.A.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of the following:

	03/31/2024	03/31/2023
ICMS (Brazilian state value-added tax)	255,276	682,700
Income tax	248,539	27,957
	503,815	710,657

14.3.2 Interest on shareholders’ equity/dividends

There was no payment of dividends or interest on shareholders’ equity by the Company in the three-month periods ended March 31, 2023 and March 31, 2024.

AMBEV S.A.

14.4 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2023	6,753,983	908,521	(664,985)	(6,666)	(130,578)	156,091	(75,437,844)	(68,421,478)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(1,941,515)	-	-	-	-	-	-	(1,941,515)
Cash flow hedges	-	(106,869)	-	-	-	-	-	(106,869)
Actuarial gains/(losses)	-	-	4,706	-	-	-	-	4,706
Total comprehensive income	(1,941,515)	(106,869)	4,706	-	-	-	-	(2,043,678)
Options granted on subsidiaries	-	-	-	-	4,700	-	-	4,700
Gains/(losses) of controlling interest	-	-	-	-	(44)	-	-	(44)
At March 31, 2023	4,812,468	801,652	(660,279)	(6,666)	(125,922)	156,091	(75,437,844)	(70,460,500)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2024	(2,458,382)	697,825	(678,235)	-	(145,675)	156,091	(75,449,667)	(77,878,043)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	933,680	-	-	-	-	-	-	933,680
Cash flow hedges	-	(432,721)	-	-	-	-	-	(432,721)
Actuarial gains/(losses)	-	-	1,420	-	-	-	-	1,420
Total comprehensive income	933,680	(432,721)	1,420	-	-	-	-	502,379
Gains/(losses) of controlling interest	385,670	(578)	(1,174)	-	132,539	-	-	516,457
At March 31, 2024	(1,139,032)	264,526	(677,989)	-	(13,136)	156,091	(75,449,667)	(76,859,207)

AMBEV S.A.

15.	SEGMENT REPORTING

(a)	Reportable segments three-month–period ended in:
	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	03/31/2024	03/31/2023	03/31/2024	03/31/2023	03/31/2024	03/31/2023	03/31/2024	03/31/2023	03/31/2024	03/31/2023

Net sales	11,711,918	11,046,716	2,314,702	2,305,599	4,401,921	5,131,944	1,847,756	2,047,484	20,276,297	20,531,743
Cost of sales	(5,949,878)	(5,792,284)	(1,087,690)	(1,123,964)	(2,190,853)	(2,332,877)	(830,573)	(882,559)	(10,058,994)	(10,131,684)
Gross profit	5,762,040	5,254,432	1,227,012	1,181,635	2,211,068	2,799,067	1,017,183	1,164,925	10,217,303	10,400,059
Distribution expenses	(1,615,764)	(1,573,917)	(200,329)	(216,807)	(492,874)	(650,366)	(382,043)	(475,606)	(2,691,010)	(2,916,696)
Sales and marketing expenses	(1,106,523)	(913,217)	(168,940)	(176,867)	(400,338)	(379,391)	(208,723)	(271,825)	(1,884,524)	(1,741,300)
Administrative expenses	(821,640)	(822,540)	(94,514)	(108,372)	(230,646)	(216,632)	(185,568)	(158,008)	(1,332,368)	(1,305,552)
Other operating income/(expenses)	588,505	446,604	5,369	11,208	(8,518)	16,531	7,673	6,733	593,029	481,076
Exceptional items	(4,809)	(17,947)	(821)	(2,227)	(1,636)	(7,715)	(10,303)	-	(17,569)	(27,889)
Income from operations	2,801,809	2,373,415	767,777	688,570	1,077,056	1,561,494	238,219	266,219	4,884,861	4,889,698
Net finance costs									(405,944)	(997,862)
Share of results of associates and joint ventures									(3,570)	(14,172)
Income before income tax									4,475,347	3,877,664
Income tax expense									(671,165)	(58,415)
Net income									3,804,182	3,819,249

Acquisition of property, plant and equipment	689,204	751,513	100,599	125,561	182,134	216,360	43,958	59,519	1,015,895	1,152,953

AMBEV S.A.

(continued)

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023

Segment assets	56,640,208	56,974,055	13,910,013	13,692,342	19,736,725	16,084,960	16,251,152	15,856,930	106,538,098	102,608,287
Intersegment elimination									(2,148,262)	(2,162,090)
Non-segmented assets (iii)									29,426,965	32,197,936
Total assets									133,816,801	132,644,133

Segment liabilities	23,138,842	28,841,281	4,659,964	4,981,469	4,969,098	5,095,432	4,912,308	5,130,990	37,680,212	44,049,172
Intersegment elimination									(2,148,262)	(2,161,919)
Non-segmented liabilities (iii)									98,284,851	90,756,880
Total liabilities									133,816,801	132,644,133

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) The non-segmented assets relate primarily to cash and cash equivalents, taxes and investments balances. The non-segmented liabilities relate primarily to shareholders' equity, taxes and derivatives balances.

Non-current assets attributed to Brazil (country of domicile of the company) and Canada amounted to R$45.1 billion and R$13.9billion, respectively as of March 31, 2024 (R$45.1 billion and R$13.9 billion, respectively, as of December 31, 2023). Furthermore, the net revenue attributable to the Company's operations in Argentine amount to R$2.6 billion as of March 31, 2024 (R$3.2 billion as of March 31, 2023), and segmented non-current assets attributed to the same country amounted R$8.8 billion for the same period ended March 31, 2024 (R$5.9 billion as of December 31, 2023).

AMBEV S.A.

(b)	Additional information – by business unit:

	Brazil
	Beer		Soft drinks and Non-alcoholic and non-carbonated		Total
	03/31/2024	03/31/2023	03/31/2024	03/31/2023	03/31/2024	03/31/2023

Net sales	9,687,509	9,270,152	2,024,409	1,776,564	11,711,918	11,046,716
Cost of sales	(4,812,476)	(4,791,491)	(1,137,402)	(1,000,793)	(5,949,878)	(5,792,284)
Gross profit	4,875,033	4,478,661	887,007	775,771	5,762,040	5,254,432
Distribution expenses	(1,296,008)	(1,265,423)	(319,756)	(308,494)	(1,615,764)	(1,573,917)
Sales and marketing expenses	(994,560)	(823,646)	(111,963)	(89,571)	(1,106,523)	(913,217)
Administrative expenses	(709,523)	(709,494)	(112,117)	(113,046)	(821,640)	(822,540)
Other operating income/(expenses)	475,055	348,787	113,450	97,817	588,505	446,604
Exceptional items	(4,809)	(15,734)	-	(2,213)	(4,809)	(17,947)
Income from operations	2,345,188	2,013,151	456,621	360,264	2,801,809	2,373,415
Net finance costs					(451,173)	(711,387)
Share of results of associates and joint ventures					(3,401)	(2,178)
Income before income tax					2,347,235	1,659,850
Income tax expense					81,463	669,552
Net income					2,428,698	2,329,402

AMBEV S.A.
16.	NET SALES

In compliance with the Brazilian Federal Law 6,404/76, Company discloses the reconciliation between gross and net sales presented in the consolidated income statement. The values by each operational segment are disclosed in note 15 – Segment reporting.

	03/31/2024	03/31/2023

Gross sales	30,354,533	31,805,237
Excise duty	(6,232,642)	(6,239,600)
Discounts	(3,845,594)	(5,033,894)
	20,276,297	20,531,743

At March 31, 2024 the Company calculated R$306.1 million (R$313.2 million at December 31, 2023), in government grants, registered in the net revenue As from March 2024, the Company is no longer required to pay PIS and Cofins on the amounts calculated as a government grant for investment related to the tax benefits called presumed ICMS credits, under the terms of Law No. 14,789/2024, due to a favorable preliminary decision obtained in the Federal Court.

17.	OTHER OPERATING INCOME/(EXPENSES)

	03/31/2024	03/31/2023

Government grants/net present value of long-term fiscal incentives (i)	385,613	369,513
(Additions)/reversals of provisions	(6,092)	(8,276)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	20,683	28,077
Other operating income/(expenses), net	192,825	91,762
	593,029	481,076

(i) As detailed in note 16 – Net sales, as of March 2024, the Company is no longer required to pay PIS and Cofins on the amounts calculated as a government grant for investment related to the tax benefits called presumed ICMS credits, under the terms of Law No. 14,789/2024, due to a favorable preliminary decision obtained in the Federal Court.

18.	EXCEPTIONAL ITEMS

	03/31/2024	03/31/2023
Restructuring (i)	(17,569)	(27,889)
	(17,569)	(27,889)

(i) The restructuring expenses primarily related to centralization projects and resizing in Brazil, Latin America CAC and Canada.

AMBEV S.A.

19.	FINANCE RESULT

	03/31/2024	03/31/2023
Finance expenses
Interest on accounts payable present value adjustment (i)	(332,140)	(367,820)
Interest on bank debts and tax incentives (i)	(46,960)	(42,003)
Interest on provision for disputes and litigation	(44,378)	(17,314)
Interest on leases (i)	(38,092)	(51,268)
Interest on pension plans	(26,510)	(30,060)
Other interest expenses (i) (ii)	(132,348)	(155,718)
Losses on hedging instruments	(195,182)	(639,624)
Tax on financial transactions	(55,292)	(58,404)
Bank guarantee expenses and surety bond premiums (iii)	(57,341)	(37,362)
Other financial results	(84,226)	(55,146)
Total of finance expenses	(1,012,469)	(1,454,719)

Finance income
Interest and foreign exchange rate on loans to/from related parties	296	16,799
Income from cash and cash equivalents	384,384	148,819
Income from debt securities	9,524	20,785
Income from other receivables (iv)	191,692	174,814
Other financial results	13,854	83,172
Total	599,750	444,389

Effect of application of IAS 29 (hyperinflation)	40,716	289,915
Total of finance income	640,466	734,304

Exchange differences, net (v)	(33,941)	(277,447)

Net finance result	(405,944)	(997,862)

(i) From the 1st quarter of 2024 onwards, the balances previously presented in the row “Interest expense” have been segregated between the rows, “Interest on bank debts and tax incentives”, “Interest on accounts payable present value adjustment”, “Interest on leases”, and “Other interest expenses”, including for comparative purposes.

(ii) Includes, among others, interest on tax payment financing, under the terms of the Special Tax Regularization Program (PERT) of 2017.

(iii) Description changed to “Bank guarantee expenses and surety bond premiums”, to better reflect the nature of the balances, including for comparative purposes, from the 1st quarter of 2024.

(iv) Refers, mainly, to monetary adjustment of recoverable taxes.

(v) From the 1st quarter of 2024 onwards, the Company changed the way it presents note 19 – Net finance result. The exchange differences, previously shown as financial expenses, are now presented net of the balances of the same category, formerly reported as financial revenues. The net presentation of such balances is now reported in the line item “Exchange differences, net”, both in this explanatory note and in the income statements.

As disclosed in its accounting policy, the term element, which can be separated and excluded from the designation of the financial instrument as a hedging instrument, is recognized in the financial result, in accordance with IFRS 9 - Financial Instruments.

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (note 21- Financial instruments and risks).

AMBEV S.A.

20.	SHARE-BASED PAYMENTS

Currently the Company has two plans of share-based payment programs: (i) the Stock Option Plan, approved in Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”) and (ii) Share-based Plan, approved in Extraordinary General Meeting of April 29, 2016, as amended in Extraordinary General Meeting of April 24, 2020 (“Share-Based Plan”). Under each of these plans, the Company can periodically issue different stock options and restricted share units programs. These programs allow certain Group employees and members of the Management, indicated by the Board of Directors and People Committee, to either buy shares of the Company by exercising stock options or receive shares directly.

20.1 Share-Based Plan

During the period, the Company granted 6,787 thousand restricted shares and performance shares under the Share-Based Plan (33,686 thousand in December 31, 2023), representing a fair value of approximately R$85,384 in March 31, 2024 (R$463,533 in December 31, 2023).

The total number of shares granted to the Company’s executives under the Share-Based Plan, which will be delivered in the future under certain conditions, is shown below:

Restricted and performance shares

Thousand restricted shares	03/31/2024	12/31/2023

Restricted and performance shares outstanding at January	118,996	108,854
New restricted and performance shares during the period	6,787	33,686
Restricted and performance shares granted during the period	(204)	(18,309)
Restricted and performance shares forfeited during the period	(1,486)	(5,235)
Restricted and performance shares outstanding at the end of the period	124,093	118,996

20.2 Option Plan

The Company has not granted stock options, neither there were options exercised during the period ended March 31, 2024, and December 31, 2023. The total number of outstanding options developed was as follows:

Thousand options	03/31/2024	12/31/2023

Options outstanding at January	87,961	99,717
Options forfeited during the period	(460)	(11,756)
Options outstanding at the end of the period	87,501	87,961

The range of exercise prices of the outstanding options is from R$15.95 in March 31, 2024 (R$15.95 in December 31, 2023) to R$32.25 in March 31, 2024 (R$32.81 in December 31, 2023) and the weighted average remaining contractual life is approximately 3.35 years (3.60 years in December 31, 2023).

Of the 87,501 thousand outstanding options (87,961 thousand on December 31, 2023), 68,369 thousand options were vested on March 31, 2024 (68,635 thousand on December 31, 2023).

AMBEV S.A.

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2024	12/31/2023

Options outstanding at January 1	18.86	19.39
Options forfeited during the period	18.16	22.68
Options outstanding at the end of the period	18.83	18.86
Options exercisable at the end of the period	19.05	19.08

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

20.3 Expenses related to share-based payments

The transactions with share-based payments described above generated an expense of R$105,199 on March 31, 2024 (R$77,569 on March 31, 2023), recorded as administrative expenses.

AMBEV S.A.

21.	FINANCIAL INSTRUMENTS AND RISKS

21.1 Financial instruments categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all of the consolidated financial instruments recognized in the financial statements, segregated by category:

	31/03/2024	31/12/2023
Assets
Amortized cost
Cash and cash equivalents less bank overdrafts (note 5.1)	12,844,524	16,059,003
Trade receivables excluding prepaid expenses	6,933,390	7,566,654
Investment securities (note 5.2)	244,767	242,168
Subtotal	20,022,681	23,867,825
Fair value through profit or loss
Investment securities (note 5.2)	1,077,190	277,164
Derivatives hedges (note 21.2)	281,974	379,722
Subtotal	1,359,164	656,886
Total assets	21,381,845	24,524,711

Liabilities
Amortized cost
Trade payables (note 11)	22,167,912	23,502,401
Interest-bearing loans and borrowings (note 12)	3,817,430	3,501,066
Other liabilities	1,852,400	2,129,624
Subtotal	27,837,742	29,133,091
Fair value through profit or loss
Put options granted on subsidiaries (i)	828,923	2,791,088
Derivatives hedges (note 21.2)	408,133	763,005
Other liabilities	279,833	272,647
Subtotal	1,516,889	3,826,740
Total liabilities	29,354,631	32,959,831

(i) Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument was denominated in US Dollars for Tranche A, exercised in January 2024 and remains denominated Dominican Pesos for Tranche B and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

AMBEV S.A.

21.2 Derivative financial instruments

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					03/31/2024
			Fair Value		Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity

Cost		16,455,313	286,752	(391,950)	(200,177)	(109,041)	(824,639)
	Commodities	4,081,901	76,399	(155,436)	(74,093)	(73,668)	(155,895)
	US Dollars	12,284,167	201,636	(237,644)	(127,215)	(35,902)	(668,985)
	Euros	26,891	102	(194)	(94)	120	78
	Mexican Pesos	62,354	8,615	1,324	1,225	409	163

Importing of fixed assets		260,214	(3,766)	(12,647)	516	1,645	5,158
	US Dollars	260,214	(3,766)	(12,647)	516	1,645	5,158

Expenses		66,649	(1,012)	(3,536)	(1,826)	404	1,017
	US Dollars	66,649	(1,012)	(3,536)	(1,826)	404	1,017

Cash		(93,304)	-	-	-	-	-
	US Dollars	(93,304)	-	-	-	-	-
As at March 31, 2024		16,688,872	281,974	(408,133)	(201,487)	(106,992)	(818,464)

AMBEV S.A.

		12/31/2023			03/31/2023
			Fair Value		Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity

Cost		17,374,318	379,571	(741,901)	(567,258)	95,653	(81,789)
	Commodities	4,025,739	198,319	(219,325)	(100,768)	(130,169)	4,326
	US Dollars	13,200,032	164,916	(522,348)	(466,562)	224,627	(89,130)
	Euros	37,424	143	(228)	(237)	116	703
	Mexican Pesos	111,123	16,193	-	309	1,079	2,312

Fixed Assets		249,716	62	(14,637)	(3,560)	(1,229)	(12,119)
	US Dollars	249,716	62	(14,637)	(3,560)	(1,229)	(12,119)

Expenses		64,675	89	(4,212)	(8,454)	10,404	2,348
	US Dollars	64,675	89	(4,212)	(8,454)	10,404	2,348

Cash		(59,306)	-	(2,255)	-	-	-
	US Dollars	(59,306)	-	(2,255)	-	-	-
Total		17,629,403	379,722	(763,005)	(579,272)	104,828	(91,560)

AMBEV S.A.

21.2.1 Instrument maturity

As of March 31, 2024 the notional and fair value amounts per instrument and maturity were as follows:

		Notional Value
Hedge position	Risk	2024	2025	>2026	Total

Cost		13,957,353	2,497,960	-	16,455,313
	Commodities	3,522,701	559,200	-	4,081,901
	US Dollars	10,345,407	1,938,760	-	12,284,167
	Euros	26,891	-	-	26,891
	Mexican Pesos	62,354	-	-	62,354

Importing of fixed assets		207,116	53,098	-	260,214
	US Dollars	207,116	53,098	-	260,214

Expenses		51,666	14,983	-	66,649
	US Dollars	51,666	14,983	-	66,649

Cash		(93,304)	-	-	(93,304)
	US Dollars	(93,304)	-	-	(93,304)
		14,122,831	2,566,041	-	16,688,872

		Fair Value
Hedge position	Risk	2024	2025	>2026	Total

Costs		(123,897)	18,699	-	(105,198)
	Commodities	(79,980)	943	-	(79,037)
	US Dollars	(53,764)	17,756	-	(36,008)
	Euros	(92)	-	-	(92)
	Mexican Pesos	9,939	-	-	9,939

Importing of fixed assets		(16,656)	243	-	(16,413)
	US Dollars	(16,656)	243	-	(16,413)

Expenses		(4,442)	(106)	-	(4,548)
	US Dollars	(4,442)	(106)	-	(4,548)
		(144,995)	18,836	-	(126,159)

21.2.2 Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at March 31, 2024 the Company held R$143,666 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$197,736 as at December 31, 2023).

AMBEV S.A.

21.3 Classification of financial instruments

	03/31/2024				12/31/2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	1,077,190	-	-	1,077,190	277,164	-	-	277,164
Derivatives – operational hedge	4,652	277,322	-	281,974	53,372	326,350	-	379,722
	1,081,842	277,322	-	1,359,164	330,536	326,350	-	656,886
Financial liabilities
Put options granted on subsidiaries	-	-	828,923	828,923	-	-	2,791,088	2,791,088
Other liabilities	-	-	279,833	279,833	-	-	272,647	272,647
Derivatives liabilities at fair value through profit and loss	-	-	-	-	2,255	-	-	2,255
Derivatives – operational hedge	38,755	369,378	-	408,133	70,007	690,743	-	760,750
	38,755	369,378	1,108,756	1,516,889	72,262	690,743	3,063,735	3,826,740

21.3.1 Financial instruments level 3

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed in 2020 the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. As at December 2023, ELJ was the owner of 15% of the shares of Tenedora, and its put options was divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, that was exercised on January 31, 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable by ELJ from 2026. The Company, on the other hand, has a call option over Tranche B shares, exercisable from 2029. On March 31, 2024, the fair value of Tranche B held by ELJ, is R$828,923 (R$2,791,088 on December 31, 2023, considering the sum of the two tranches existing up to this point).

The fair value of (i) Tranche A was calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option. The fair value of (ii) Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s WACC rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

21.3.2 Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2023	3,063,735
Acquisition of investments	(2,040,652)
Total gains and losses during the period	85,673
Losses/(gains) recognized in net income	30,453
Losses/(gains) recognized in equity	55,220
Financial liabilities at March 31, 2024	1,108,756

21.4 risk management

The Company is exposed to foreign currency, interest rate, commodity price, liquidity, and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy.

AMBEV S.A.

21.4.1 Market risk

21.4.1.1 Interest rate risk: consists of the possibility that the Company may incur losses due to fluctuations in interest rates, which may increase the financial expenses of financial liabilities, and/or decrease the financial income of financial assets, as well as negatively impact the fair value of financial assets measured at fair value. To mitigate this risk the Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions. The Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s and its subsidiaries exposure related to debts. As at March 31, 2024, the Company and its subsidiaries does not hold hedge positions to the exposure described below:

	03/31/2024		12/31/2023
	Risk		Risk
	Interest rate	Amount in Brazilian Real	Interest rate	Amount in Brazilian Real
Brazilian Reais	10.1%	2,345,393	10.1%	2,372,010
Other	11.4%	388,642	11.5%	405,613
US Dollars	14.0%	25	14.0%	24
Canadian Dollars	5.8%	856,045	5.6%	480,255
Pre-fixed interest rate		3,590,105		3,257,902

Brazilian Reais	8.0%	227,325	8.1%	243,164
Post fixed interest rate		227,325		243,164

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow.

Sensitivity analysis of exchange rate variations and commodity price variations:

AMBEV S.A.

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Increase in commodities price	(79,037)	32,174	941,438	1,961,914
Input purchases		79,037	(37,908)	(987,278)	(2,053,593)
Foreign exchange hedge	Foreign currency increase	(26,161)	107,483	3,067,192	6,160,545
Input purchases		26,161	(260,872)	(3,450,684)	(6,927,530)
Cost effects		-	(159,123)	(429,332)	(858,664)

Foreign exchange hedge	Foreign currency increase	(16,413)	(15,211)	48,641	113,694
Capex Purchases		16,413	15,211	(48,641)	(113,694)
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(4,548)	(4,182)	12,114	28,776
Expenses		4,548	(7,414)	(41,105)	(86,758)
Result of expense effects		-	(11,596)	(28,991)	(57,982)

Foreign exchange hedge	Foreign currency increase	-	(388)	(23,326)	(46,652)
Cash		-	388	23,326	46,652
Cash effects		-	-	-	-
		-	(170,719)	(458,323)	(916,646)

21.4.1.2 Foreign currency risk: the Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of the Group entity. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards, and full deliverable forwards.

21.4.1.3 Commodity Risk: A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed prices purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

21.4.2 Credit Risk

A substantial portion of the Company’s sales is made to distributors, supermarkets, and retailers, through a broad distribution network. Credit risk is reduced due to the large number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The counterparty risk is reassessed on a quarterly basis.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represent the maximum exposure to credit risk as at March 31, 2024. As at March 31, 2024, there was no concentration of credit risk in any counterparties in excess of the limits established by the Company’s risk policy.

AMBEV S.A.

21.4.3 Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following: debt servicing; capital expenditure; investments in companies; increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments; share buyback programs; and payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities, and dividend payments in the future.

							03/31/2024
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	30,484,279	32,073,713	29,362,278	145,202	12,350	842,447	1,711,436
Secured bank loans	517,164	556,620	430,712	25,181	25,182	50,364	25,181
Other secured loans	394,163	558,957	145,508	176,389	122,862	60,363	53,835
Lease liabilities	2,906,103	3,475,847	1,319,855	880,699	562,625	513,190	199,478
	34,301,709	36,665,137	31,258,353	1,227,471	723,019	1,466,364	1,989,930

							12/31/2023
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	36,817,788	38,453,664	35,522,500	439,912	10,606	808,553	1,672,093
Secured bank loans	126,566	177,794	26,704	25,182	25,181	50,364	50,363
Other secured loans	415,670	594,730	156,040	171,214	134,204	79,381	53,891
Lease liabilities	2,958,830	3,473,027	1,343,980	608,305	552,630	452,614	515,498
	40,318,854	42,699,215	37,049,224	1,244,613	722,621	1,390,912	2,291,845

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends, and interest on equity payable, salaries and charges, put options related to the Company’s participation in subsidiaries and other liabilities, except transactions with related parties.

AMBEV S.A.

21.4.4 Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the financial statements.

The company evaluates its net debt in order to guarantee the continuity of its business in the long term.

	03/31/2024	12/31/2023
Debt details
Interest-bearing loans and borrowings current and non-current	3,817,430	3,501,066
(-) Financial assets at fair value through profit or loss	(1,077,190)	(277,164)
(-) Cash and cash equivalents less bank overdraft	(12,844,524)	(16,059,003)
Net debt/(cash)	(10,104,284)	(12,835,101)

21.5 Offsetting financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party will have the option to settle on a net basis, in case of a default by the counterparty.

21.6 Risks management of climate change and the sustainability strategy

Considering the nature of the Company’s operations there is an inherent exposure to certain risks related to climate change, and relevant sustainability aspects.

There have been no changes in the key risks considered by management compared to those presented in the financial statements for the year ended December 31, 2023.

22.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	03/31/2024	12/31/2023

Collateral given for the Company’s own liabilities	592,477	581,019
Other commitments	1,080,483	1,146,841
	1,672,960	1,727,860

Commitments to suppliers - Property, plant and equipment and Intangible	1,103,937	1,000,817
Commitments to suppliers - Inventories	37,997,984	38,390,957
	39,101,921	39,391,774

As at March 31, 2024 the company had R$570,330 (R$558,182 as at December 31, 2023) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at March 31, 2024, Ambev maintained R$143,666 (R$197,736 as at December 31, 2023) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (note 21 – Financial instruments and risks).

AMBEV S.A.

Most of the balance relates to commitments to suppliers of packaging. These commitments have as its main goal to provide strategic supplies of long term security to the Company, besides providing greater security to vendors in long term investments.

Future contractual commitments as at March 31, 2024 and December 31, 2023 are as follows:

	03/31/2024	12/31/2023

Less than 1 year	11,571,464	9,619,224
Between 1 and 2 years	9,084,339	9,536,293
More than 2 years	18,446,118	20,236,257
	39,101,921	39,391,774

23.	RELATED PARTIES

The Company adopts the corporate governance practices recommended and/or required by the applicable laws. Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Governance Committee of the Company is required to advise the Board of Directors on all transactions with related parties, among other subjects.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also is not permitted to interfere in decisions of any other members of management, and the minutes of meeting of the Board are required to document any decision to abstain from the respective deliberations.

23.1 Transactions with key management members

The key management includes the Statutory Executive Board and Board of Directors. In addition to short-term benefits (primarily salaries), management members are entitled to participate in the share-based payment, as in note 20 – Share-based payments.

Total expenses related to the Company’s management members are as follow:

	03/31/2024	03/31/2023

Short-term benefits (i)	12,794	14,665
Share-based payments (ii)	23,007	18,148
Total key management remuneration	35,801	32,813

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to compensation expenses of share options, restricted stocks and performance stocks granted to Management. In total amounts above exclude remuneration paid to members of the Fiscal Council and Committees.

AMBEV S.A.

Except the abovementioned remuneration, the Company has other types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

23.2 Transactions with the Company's shareholders:

23.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at March 31, 2024, held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at March 31, 2024, and December 31, 2023, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates.

Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

On March 31, 2024, expenses incurred and recorded by Fundação Zerrenner with third parties for providing these benefits totaled R$83,068 (R$81,647 as at March 31, 2023), of which R$74,960 and R$8,108 were related to active employees and retirees, respectively (R$73,598 and R$8,049 as at March 31, 2023, respectively).

23.2.2 Licensing agreement with AB Inbev

The Company has a licensing agreement with Anheuser-Busch, Inc. S.A./N.V. (“AB Inbev”) to produce, bottle, sell and distribute Budweiser® products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser® products in Guatemala, the Dominican Republic, Paraguay, Bolívia, Nicaragua, Uruguay, Chile, Panama, Costa Rica, Puerto Rico and in certain other CAC countries. In addition, the Company produces and distributes Stella Artois® products under a license to ABI in Brazil and in other Latin America countries and Canada and, through a license granted to ABI, also distributes Brahma® products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece.

The Company and its subsidiaries have licensing agreements with the Group Modelo, subsidiaries of AB Inbev to import, produce, promote and sell Corona® products in Brazil, Canada, Argentina e Chile, as well agreements to import, promote and sell Corona® products in Latin America – South. The Company has agreements with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten® in Brazil and Canada, and agreements to import and distribute Spaten® products in Uruguay.

The Company and its subsidiaries also have agreements to import, promote and resell Michelob Ultra®, Michelob® and Goose Island® products in Brazil, Argentina, Chile, Uruguay, Paraguay, Guatemala, Dominican Republic, Panama, Puerto Rico, Costa Rica, Nicaragua, and in other CAC countries and Canada.

The Company has a licensing agreement with ABI Inbev that allow the Company and its subsidiaries to produce, promote and market Cutwater® in Canada, and allows ABI to produce, promote, advertise and sell Nutrl® in the United States.

AMBEV S.A.

In this context, on March 31, 2024, the Company recorded R$6,935 (R$5,776 as at March 31, 2023) and R$214,142 (R$185,427 as at March 31, 2023) as income and cost of sales relating to licensing, respectively in their consolidated results.

AMBEV S.A.

23.3 Transactions with related parties recognized in the income statement

	03/31/2024				03/31/2023
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Net finance cost	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Net finance cost
AB InBev	35	51,302	(50,935)	-	-	203	(54,808)	(31)
AB Package	-	-	(73,857)	-	-	-	(73,600)	-
AB Services	69	-	-	-	16	2,709	-	-
AB USA	6,900	-	(201,215)	-	5,776	-	(208,577)	(19)
Bavaria	161,470	-	(15,539)	-	159,122	-	(16,018)	-
Cervecería Modelo	90	54	(239,936)	-	63	-	(206,886)	-
Cervecerías Peruanas	-	-	(2,091)	-	-	-	(70)	-
Inbev	-	-	(9,400)	-	-	-	(15,158)	-
ITW International	-	-	-	296	-	-	-	16,849
Other	1,664	3,373	(25,499)	5	8,623	2,737	(7,789)	-
	170,228	54,729	(618,472)	301	173,600	5,649	(582,906)	16,799

The amounts shown in this table mainly include commercial transactions - the purchase and sale of inputs and finished products, as well as financial transactions and the reimbursement of expenses between the group's companies, with the exception of royalties, which is disclosed in section 23.2.2.

AMBEV S.A.

23.4 Open balances with related parties

	03/31/2024			12/31/2023
	Current			Current
	Trade receivables (i)	Other trade receivables (i)	Dividends receivables	Trade receivables (i)	Other trade receivables (i)	Dividends receivables
AB Africa	1,794	-	-	3,707	-	-
AB InBev	180,074	-	-	139,223	-	-
AB Services	14,050	-	-	17,165	-	-
AB USA	50,450	-	-	27,065	-	-
Bavaria	45,398	-	-	10,373	-	-
Cervecería Modelo	13,836	-	-	11,190	-	-
Cervecerías Peruanas	153	-	-	42	-	-
Inbev	‘1,318	20,305	-	1,388	19,023	-
Panama Holding	4,087	-	1,064	3,960	-	1,031
Other	76,298	29	-	22,552	29	-
	387,458	20,334	1,064	236,665	19,052	1,031

	03/31/2024		12/31/2023
	Current	Non-current	Current	Non-current
Company	Trade payables (i)	Trade payables (i)	Trade payables (i)	Trade payables (i)
AB InBev	(77,761)	-	(21,454)	-
AB Package	(153,607)	-	(110,225)	-
AB Services	(2,037)	-	(2,388)	-
AB USA	(206,544)	-	(209,572)	-
Bavaria	(30,918)	-	(30,164)	-
Cervecería Modelo (ii)	(1,324,674)	-	(1,497,856)	-
Cervecerías Peruanas	(9,857)	-	(7,919)	-
Inbev	(11,886)	-	(8,728)	-
ITW International	-	(206,015)	-	(199,914)
Other	‘(36,681)	-	(28,180)	-
	(1,853,965)	(206,015)	(1,916,486)	(199,914)

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

(ii) The outstanding balances with Cervecería Modelo are mainly made up of the accounts payable resulting from the new distribution agreement of Corona in Canada, as well as amounts for product purchases and others.

AMBEV S.A.

List of companies included in the tables above:

Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cervecería Nacional S de RL (“Panamá Holding”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

24.	EVENTS AFTER THE REPORTING PERIOD

Disallowance of tax paid abroad

In April 2024, Ambev received a new tax assessment charging isolated fine due to the alleged lack of monthly prepayments of Corporate Income taxes (“IRPJ and CSLL”) in calendar-year 2019. The mentioned tax assessment is similar to others already received and against which the Company filed defenses, as reported in the consolidated financial statements for the year ended December 31, 2023, in note 17.2.1 - Provisions, Contingent Liabilities and Contingent Assets, “Disallowance of tax paid abroad”. The Company will file the defense against such new tax assessment within the applicable legal term and await for the analysis by the first administrative court. The value involved in this new tax assessment is of approximately R$575 million. The Company, supported by its external legal advisor responsible for the case, estimates that the likelihood of loss for this new assessment is possible and, accordingly, there will be no accrual in connection with it.

Deductibility of IOC Expenses

In May 2024, Lower Administrative Court for Tax Appeals (“CARF”) rendered a partially favorable decision in the tax assessment related to the deduction of the IOC in 2015 and 2016. The CARF ruled unfavorably to Ambev in the accounting effects of the restructuring carried out by Ambev in 2013, and its impact on the increase in the deductibility of IOC expenses, but reduced the qualified penalties and canceled partially the tax assessment in relation to the difference between the calculation method applied by the tax authorities and the Company. Further, by a tie vote, CARF ruled unfavorably to Ambev with respect to the alleged IOC payment from previous years and the isolated fine charged. Once the ruling is formally issued, the Company will present the appropriate appeal and, together with our external advisors, will assess any impact of the judgment on the contingency risk classification.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer